MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX COMPLETES $11.6 MILLION BOUGHT DEAL FINANCING

Vancouver, BC, CANADA & San Diego, CA, USA – December 6, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) (the “Company”) has closed its previously announced offering, on a bought deal basis, of units at a price of $0.60 per unit. The 15% underwriter over-allotment option was exercised in full resulting in the issuance of a total of 19,262,500 units for gross proceeds of approximately $11.6 million.

Art Ayres, CFO of MIGENIX, stated “this bought-deal financing strengthens our financial position leading into 2007, a year with many important milestones for us. Among other things, a stronger cash position will allow us to more effectively manage the licensing of celgosivir for hepatitis C virus infections and to better advance our drug development pipeline. In addition, it gives us sufficient cash to reach key clinical and regulatory milestones leading to submissions for marketing approval of CPI-226 in the prevention of catheter-related infections”.

The units were comprised of 19,262,500 common shares and warrants for the purchase of a further 9,631,250 common shares at a price of $0.80 per common share exercisable on or before December 6, 2011. Additionally the underwriter received warrants for the purchase of 963,125 units at a price of $0.60 exercisable on or before December 6, 2008. Following the issuance of the units, there are 93,918,120 common shares issued and outstanding.

The units issued under this offering were qualified for distribution with the filing of a short form prospectus pursuant to National Instrument 44-101 to the residents of certain provinces of Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any other securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from registration is available.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (Phase II) and the treatment of neurodegenerative diseases (Phase I and preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform

Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations that a stronger cash position will allow us to more effectively manage the licensing of celgosivir and to better advance our drug development pipeline; and the financing providing us sufficient cash to reach key clinical and regulatory milestones leading to submissions for marketing approval of CPI-226 in the prevention of catheter-related infections.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to manage licensing opportunities; our partner Cadence Pharmaceuticals completing the current CPI-226 phase III clinical trial in the second half of 2007 and submitting for regulatory approvals in the first half of 2008; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus, Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.